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                                                 OMB APPROVAL
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                     UNITED STATES               OMB Number: 3235-0145
          SECURITIES AND EXCHANGE COMMISSION     ===============================
                Washington, D.C. 20549           Expires: October 31, 2002
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                                                 hours per response... 14.9
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                                  SCHEDULE 13G
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1 (b) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                                Perficient, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71375U 101
         --------------------------------------------------------------
                                 (CUSIP Number)

                                  June 29, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  71375U 101                                   Page 2 of 6 Pages
          -------------

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Morton H. Meyerson
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2.    Check the Appropriate Box if a Member of a Group* - Not applicable

                                                                          (a)[_]
                                                                          (b)[_]
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3.    SEC Use Only

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4.    Citizenship or Place of Organization

      Texas, USA
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                  5.   Sole Voting Power

                       1,611,000
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Number of         6.   Shared Voting Power
Shares
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Beneficially      7.   Sole Dispositive Power
Owned by
Each Reporting         1,611,000
Person With
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                  8.   Shared Dispositive Power

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,611,000
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

      Not applicable
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11.   Percent of Class Represented by Amount in Row 9

      11.8%
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12.   Type of Reporting Person*

      IN
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                   Name of Issuer:

Item 1    (a)      Perficient, Inc.
                   ------------------------------------------------------------
                   Address of Issuer's Principal Executive Offices:

Item 1    (b)      7600 - B North Capital Highway, Suite 340
                   Austin TX, 78731
                   ------------------------------------------------------------

                   Name of Person Filing:

Item 2    (a)      Morton H. Meyerson
                   ------------------------------------------------------------

                   Address of Principal Business Office or, if none, Residence:

Item 2    (b)      3401 Armstrong Ave.
                   Dallas, TX 75205
                   ------------------------------------------------------------

                   Citizenship:

Item 2    (c)      Texas, USA
                   ------------------------------------------------------------

                   Title of Class of Securities:

                   Common Stock
                   Morton H. Meyerson owns an aggregate of 1,111,000 shares of the Series B
Item 2    (d)      Preferred Shares which have rights to exchange these shares for the 1,111,000 shares of Common Stock covered by this
                   Schedule 13G upon the exercise of the conversion rights of the Series B Preferred Shares. Mr. Meyerson also owns
                   500,000 shares of common stock. The two groups of shares
                   total 1,611,000 shares on an as converted basis.
                   ------------------------------------------------------------
                   CUSIP Number:
Item 2    (e)
                   71375U 101
                   ------------------------------------------------------------

Item 3.   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
          (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e)  [ ]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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              (g)    [ ]    A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);
              (h)    [ ]    A savings associations as defined in Section 3(b) of
                            the Federal Deposit Insurance Act;
              (i)    [ ]    A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of
                            the Investment Company Act;
              (j)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)           Amount beneficially owned:   1,611,000

              (b)           Percent of class:    11.8%

              (c)           Number of shares as to which the person has:

                            (i)    Sole power to vote or to direct the vote
                                   1,611,000

                            (ii)   Shared power to vote or to direct the vote  0

                            (iii)  Sole power to dispose or to direct the
                                   disposition of   1,611,000

                            (iv)   Shared power to dispose or to direct the
                                   disposition of   0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

              Ownership of Five Percent or Less of a Class
Item 5.
              Not Applicable

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                Instruction: Dissolution of a group requires a response to this item.

              Ownership of More than Five Percent on Behalf of Another Person.
Item 6.
              Not Applicable

       If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee

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benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

       If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

       If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.   Notice of Dissolution of Group

          Not Applicable

       Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification

          (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                         "By signing below I certify that, to the best of my
                    knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

          (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                         "By signing below I certify that, to the best of my
                    knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

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                                          SIGNATURE

                                             After reasonable inquiry and to the
                                        best of my knowledge and belief, I
                                        certify that the information set forth
                                        in this statement is true, complete and
                                        correct.

                                                August 15, 2002
                                        ________________________________________
                                                        (Date)

                                          /s/   Morton H. Meyerson
                                        ________________________________________
                                                      (Signature)


                                                August 15, 2002
                                        ________________________________________
                                                        (Date)

                                          /s/   A. Scott Letier
                                        ________________________________________
                                                      (Signature)

                                                Attorney-in-Fact
                                        ________________________________________
                                                      (Name/Title)

                                                August 15, 2002
                                        ________________________________________
                                                        (Date)

                                          /s/   Janice Hudson
                                        ________________________________________
                                                      (Signature)

                                                Attorney-in-Fact
                                        ________________________________________
                                                      (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

              Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
              Attention: Intentional misstatements or omissions of fact constitute federal criminal violation (see 18 U.S.C. 1001)